FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 1, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

ACQUISTION OF INTEREST IN HYDROCARBON CONCESSIONS IN ARGENTINA

Buenos Aires, October 01, 2008 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announces that following the obtention of the regulatory approvals to which the transaction was subject, the agreements for the acquisition of the 25.67% and 52.37% interests in Sierra Chata and Parva Negra blocks, respectively, were formalized on this date.

The transaction was structured through the purchase of Burlington Resources Argentina Holdings Limited. The final price was set at US$77.6 million as timely agreed upon by the parties, plus adjustments mainly resulting from changes in working capital as of the date of execution of the agreement.

As a result of the acquisition, Petrobras Energía S.A.’s  interest in Sierra Chata and Parva Negra increased to 45.5523% and 100%, respectively.

Sierra Chata is a natural gas producing field in the Neuquén Basin and Parva Negra is a lot adjacent on the north to Sierra Chata block which is in the exploration stage and the potential of which will be assessed during 2008 and 2009.

This acquisition is in line with the Company’s strategic objective to grow oil and gas production and accounts for an increase in interest in two gas assets with high growth potential, for which Petrobras Energía S.A. already has the relevant experience and know how both in technical and natural gas marketing terms.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 01/10/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney